SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of October 2022

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English)

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina
Lima 12, Peru
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

October 28, 2022

Securities and Exchange Commission – SEC

Re.: MATERIAL EVENT

Dear Sirs:

We hereby notify you as a Material Event that the company Fitch Ratings has confirmed the credit rating of Credicorp Ltd. (Credicorp) at ‘BBB’ and revised the outlook to negative from stable.  Fitch Ratings decided to communicate this and other actions to a group of Peruvian financial institutions after having confirmed Peru’s long-term sovereign risk ratings at ‘BBB’ and having changed the outlook to negative from stable.

The information in this Form 6-K regarding the rating of Fitch Ratings has been disclosed in Peru in conformity with Peruvian law (Article 28 of the Capital Markets Law, approved by Supreme Decree 093-2002-EF, and by the Regulation of the Disclosure of Material Events and Reserved Information approved by Resolution 005-2014-SMV/01 of the Peruvian Capital Markets Superintendency). The ratings of Fitch Ratings do not necessarily represent the opinion of Credicorp, nor should they be seen as a recommendation to buy shares or any other securities of Credicorp. Credicorp accepts no liability for the completeness, timeliness, accuracy or selection of such information.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the ‘Exchange Act’) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2022

CREDICORP LTD. (Registrant)

	By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative

28 OCT 2022

Fitch Takes Actions on Peruvian FIs following Sovereign and OE Outlook Revision to Negative

Fitch Ratings - Monterrey - 28 Oct 2022: Fitch Ratings has taken selected actions on Peruvian Financial Institutions (FI) following the sovereign’s Rating Outlook revision to Negative (see, “Fitch Revises Peru’s Outlook to Negative from Stable; Affirms at ‘BBB''', dated Oct. 20, 2022 available on www.fitchratings.com). The review also follows Fitch's Outlook adjustment on its 'bbb-' Operating Environment (OE) assessment for Peruvian banks to Negative from Stable.

Fitch revised the Outlook on the sovereign's Long-Term (LT) Issuer Default Ratings (IDR) to Negative as a deterioration in political stability and government effectiveness has increased downside risks to Peru's ratings. In the agency's view, weaker governance poses greater downside risks to investment and economic growth.

Fitch also revised the Outlook on the OE score to negative as a slowdown in economic and loan growth, an increase in borrowing costs and persistent political uncertainty are detracting from Peruvian  banking sector activity. However, sustained capitalization, improving profitability and lower loan impairment charges provide sufficient resilience to face stress from political uncertainty and external shocks.

This review includes Peruvian FIs with Viability Ratings (VR) and IDRs rated at the same level, or one or two notches below the sovereign as these ratings are sensitive to OE deterioration, or further sovereign rating actions. Furthermore, the agency will not rate Peruvian FIs higher than the sovereign rating, based on their current intrinsic credit profiles, except for those with highly rated parents. Fitch has affirmed all of the ratings for the Peruvian FIs included in this review.

Key Rating Drivers

Corporacion Financiera de Desarrollo S.A. (Cofide)

Cofide's LT and Short-Term (ST) IDRs are fully aligned with the sovereign, reflecting Fitch's assessment of the government's willingness and capacity to provide timely support if needed. In Fitch's view, Cofide is a key policy bank for the government, as it is critical in implementing economic and social development policies. Peru's ability to offer support is reflected in its sovereign rating (BBB/Negative). Although the government does not extend an explicit guarantee, ratings are equalized given that the state is the majority shareholder and the bank has operational and financial synergies with the public administration.

In Fitch's opinion, the bank's Government Support Rating (GSR) of 'bbb', in line with the sovereign, reflects the high propensity of the Peruvian government to support, given the bank's ownership structure and policy role.

PRIVATE SECTOR BANKS

BCP, INTERBANK & BANBIF

Banco de Credito del Peru S.A. (BCP), Banco Internacional del Peru S.A.A. (Interbank), and Banco Interamericano de Finanzas S.A. (Banbif)'s VRs drive their IDRs, and therefore, are sensitive to a change in either the OE or the sovereign's IDRs. The Negative Outlook revision on the IDRs mirrors the revision of the Outlook on Peru's ratings, as these banks are constrained by the sovereign's ratings based on their current intrinsic credit profiles.

Banco BBVA Peru (BP)

After the change in the sovereign Outlook and the consequent revision of the OE, BP's IDRs became support-driven and are rated one notch below its parent, Banco Bilbao Vizcaya Argentaria (BBVA S.A.; BBB+/Stable), given Fitch's "higher of" approach. As a result, the Outlook on BP's 'BBB' LT IDRs remains Stable, in line with its parent's Outlooks. The Peruvian operations are part of BBVA's presence in Latin America, and Fitch believes that BP is of strategic importance to the BBVA Group's business dynamics, underpinning the bank's Shareholder Support Rating (SSR) of 'bbb'. Therefore, Fitch anticipates support from the parent should be forthcoming, if required.

South America is considered a key market for BBVA globally, becoming an important part of revenues. Peru is strategic for BBVA in Spain as it is the second largest bank in the country and the largest among foreign banks. BBVA S.A. owns 46.12% of BP. A one-notch downgrade on the Peruvian sovereign´s ratings would not lead to a similar action on BP's IDRs and its SSR and subordinated debt rating as they are not capped by the sovereign.

SCOTIABANK PERU S.A.

Scotiabank Peru S.A. (SBP)'s IDRs are based on expected support from its parent. Based on the subsidiary's role in the group and its integration with the parent, Fitch considers SBP a strategically important subsidiary for Bank of Nova Scotia (BNS; AA-/Stable), underpinning the bank's SSR of 'bbb+'. SBP's LT FC IDR is capped by the country risks related to transfer and convertibility reflected in the Country Ceiling of 'BBB+' and constrains Fitch's assessment of the ability of the shareholder to support its subsidiary. SBP's Local Currency (LC) IDR is consistent with a maximum uplift of two notches above Peru's sovereign rating. The Outlook revision to Negative on SBP's LT Foreign Currency (FC) and LC IDRs mirrors the Outlook revision on the sovereign's LT IDRs.

CREDICORP LTD.

Credicorp Ltd (Credicorp)'s IDRs are driven primarily by the IDRs of its main subsidiary, BCP, which has a strong business and financial profile. The LT IDR and Outlook are equalized to BCP's due to the low double leverage at the holding company, strong liquidity management at Credicorp, 97% subsidiary ownership of BCP, and the long track record of significant dividend flows that provide the bulk of Credicorp's liquidity. The senior global debt rating is at the same level as Credicorp's LT IDRs, as the likelihood of a default of the notes is the same as Credicorp's. The ST IDRs were affirmed at 'F2', aligned to those of BCP, as Fitch believes liquidity is highly fungible among Credicorp and BCP.

INTERCORP FINANCIAL SERVICES INC. (IFS)

The ratings assigned to Intercorp Financial Sevices Inc. (IFS) reflect the business and financial profile of its main operating subsidiary, Interbank. The LT IDRs were affirmed at one notch below those of Interbank, reflecting IFS's separate jurisdiction (Panama), the lack of regulatory focus on IFS on a consolidated basis, and the potential for regulatory restriction of liquidity upstreaming to IFS in the event of solvency pressures at Interbank. The Outlook on the LT IDRs was revised to Negative from Stable, in line with Interbank's Outlook.

Rating Sensitivities

Factors that could, individually or collectively, lead to negative rating action/ downgrade:

COFIDE

--Cofide's ratings will mirror any potential negative change in Peru's sovereign ratings;

--Although not a baseline scenario, Cofide's ratings could change if Fitch perceives a decrease in the bank's strategic importance to the government's public policies.

PRIVATE SECTOR BANKS

BCP, INTERBANK & BANBIF

--BCP, Interbank and BanBif's IDRs are sensitive to a material deterioration in the local OE or a negative sovereign rating action;

--The ratings of these banks could also be pressured by a material deterioration of asset quality and profitability metrics due to the disruption of economic activity as a result of to the political turmoil;

--BCP's VRs could be negatively affected if the banks' asset quality deteriorates significantly and causes a sustained decline in the banks' operating profits to risk-weighted asset (RWA) ratio to below 2.5% and in the bank's FCC/adjusted RWA ratio to less than 10% (assuming the maintenance of excess reserves and non-core loss absorbing capital) for more than four consecutive quarters;

--Interbank's VR could be downgraded if the bank's asset quality deteriorates significantly causing a sustained decline of the bank's operating performance to less than 2.0% of RWA, and if Interbank's loss absorption capacity is further pressured, either in the form of an FCC ratio below 10% or a relevant decline in reserve coverage for more than four consecutive quarters;

--Banbif's ratings could be downgraded if the FCC ratio falls consistently below 8%, especially considering the bank's tighter internal capital generation (i.e. retained earnings);

--BCP, Interbank and Banbif's GSR would be affected if Fitch negatively changes its assessment of the government's ability and/or willingness to support the bank. Banbif's GSR also could be downgraded if the bank loses material market share in terms of loans and customer deposits.

Banco BBVA Peru

--BP's IDR and Outlook will remain one notch below its parent, BBVA S.A. IDR or equivalent to its VR, whichever is higher, but subject to sovereign rating and Country Ceiling considerations;

--A negative rating action on BBVA SA would result in a similar action on BP;

--Any negative rating action on the sovereign or in Fitch's OE assessment would also lead to a similar action on BP's VR;

--BP's VR could be negatively affected if the bank's asset quality deteriorates significantly causing a sustained decline of the bank's operating performance and capital cushions (a sustained decline in the bank's FCC/adjusted RWA ratio to less than 10% assuming the maintenance of excess reserves and non-core loss absorbing capital or operating profit to RWA below 2.5%);

Scotiabank Peru

--Under Fitch's current support assessment and a multiple notch downgrade scenario from BNS, SBP's IDRs will likely remain at the level determined by its own VR or one notch below its parent's IDR, whichever is higher, but subject to sovereign rating and Country Ceiling considerations.

--Pressure on SBP's VR could arise from a significant asset quality or profitability deterioration that erodes SBP's reserve and capital cushion, specifically, operating profit/RWA sustained below its historical average of 2.0% and an FCC ratio below 10%.

Credicorp

--Credicorp's IDRs would remain at the same level as BCP's and would move in tandem with any rating actions on its main operating subsidiary. However, the relativity between these two entities' ratings could also be affected and the holding company downgraded, in the event of a material and sustained increase in Credicorp's double-leverage metrics (above 1.2x), and if Fitch perceives a material weakening of the holding company's liquidity position and its management;

--Additionally, a change in the dividend flows from the operating companies or debt levels at the holding company that affects its debt coverage ratios could also be detrimental to Credicorp's ratings.

IFS

--IFS's ratings are sensitive to a change in Interbank's ratings;

--A reduction on the importance of Interbank's role in the group or increase in the complexity of the group's structure;

--A material and consistent increase in IFS's common equity double leverage above 120% or deterioration in its standalone liquidity profile.

Factors that could, individually or collectively, lead to positive rating action/upgrade:

Cofide

--An upgrade is highly unlikely in the near future as the IDRs are constrained by the sovereign rating;

--Positive Rating actions on Cofide will mirror any potential positive change in Peru's sovereign rating.

PRIVATE SECTOR BANKS

BCP, INTERBANK & BANBIF

--BCP, Interbank and BanBif's IDRs currently have a Negative Outlook, which makes an upgrade highly unlikely over the rating horizon as the banks' IDRs are constrained by the sovereign rating.

--Over the medium term, BCP, Interbank and BanBif's ratings could be upgraded by the confluence of an improvement of the OE and the banks' financial profiles;

--Positive rating actions could occur if BanBif demonstrates a capacity to sustain improvements in earnings and asset quality metrics, while also maintaining an FCC ratio greater than 10% amid the relatively faster loan growth that the bank could have within a better OE.

Banco BBVA Peru

-BP's IDR will likely remain at the level determined by its own VR, or one notch below the parent's IDR subject to sovereign rating and Country Ceiling considerations, whichever is higher. Upside potential for the VR is limited in the near future, as reflected by the OE assessment and Outlook.

Scotiabank Peru

--A rating upgrade of SBP's LT LC IDR is unlikely over the rating horizon. Over the medium term, this rating could be upgraded if the parent's ratings are upgraded, or if Fitch's support assessment of SBP changes to an equalization of its IDRs with those of the parent, but it is subject to constraints on the maximum uplift above the sovereign rating.

--While unlikely in the current OE, SBP's LT FC IDR would be upgraded if Peru's sovereign rating and Country Ceiling are upgraded.

Credicorp

--Credicorp's ratings are sensitive to a change in BCP's ratings;

IFS

--IFS's ratings are sensitive to a change in Interbank's ratings;

OTHER DEBT AND ISSUER RATINGS: KEY RATING DRIVERS

SENIOR AND SUBORDINATED DEBT

Fitch affirmed the senior debt issuances at the same level as its LT IDRs, as the notes' likelihood of default is the same as Cofide's.

Cofide's plain vanilla subordinated bonds are rated two notches below its IDR to reflect a higher loss in case of default and no additional notches for non-performance as Fitch views the probability of non- performance as equivalent to that of Cofide's senior bonds.

BCP, BP, Interbank, Credicorp and IFS senior debt were affirmed at the same level as its LT IDRs, as the notes' likelihood of default is the same as the respective entity.

BCP and Interbank's subordinated debt were affirmed two notches below the VR, reflecting the baseline notching for loss severity.

SBP's subordinated debt was affirmed one notch below what Fitch considers the appropriate anchor rating, the bank's own support-driven LT FC IDR.

BP's subordinated debt was affirmed two notches below what Fitch considers the appropriate anchor rating, the bank's own support-driven LT FC IDR.

OTHER DEBT AND ISSUER RATINGS: RATING SENSITIVITIES

--The Senior and Subordinated notes' ratings are sensitive to any changes in Cofide's IDRs.

--BCP, BP, Interbank, Credicorp and IFS's senior debt ratings would move in line with their respective LT IDRs;

--BCP and Interbank's subordinated debt ratings will mirror any action on the banks' respective VRs;

--SBP and BP subordinated debt ratings would move in line with their respective anchor rating, the banks' support-driven LT FC IDRs.

VR ADJUSTMENTS

BCP

The OE score has been assigned above the implied score due to the following adjustment reason: Sovereign Rating (positive);

The Capitalization and Leverage score has been assigned above the implied score due to the following adjustment reason: Reserve Coverage and Asset Valuation (positive);

BP

The OE score has been assigned above the implied score due to the following adjustment reason: Sovereign Rating (positive);

The Capitalization and Leverage score has been assigned above the implied score due to the following adjustment reason: Capital Flexibility and Ordinary Support (positive);

SBP

The OE score has been assigned above the implied score due to the following adjustment reason: Sovereign Rating (positive);

Interbank

The OE score has been assigned above the implied score due to the following adjustment reason: Sovereign Rating (positive);

The Capitalization and Leverage score has been assigned above the implied score due to the following adjustment reason: Reserve Coverage and Asset Valuation (positive);

Banbif

The OE score has been assigned above the implied score due to the following adjustment reason: Sovereign Rating (positive).

Best/Worst Case Rating Scenario

International scale credit ratings of Financial Institutions and Covered Bond issuers have a best-case rating upgrade scenario (defined as the 99th percentile of rating transitions, measured in a positive direction) of three notches over a three-year rating horizon; and a worst-case rating downgrade scenario (defined as the 99th percentile of rating transitions, measured in a negative direction) of four notches over three years. The complete span of best- and worst-case scenario credit ratings for all rating categories ranges from 'AAA' to 'D'. Best- and worst-case scenario credit ratings are based on historical performance. For more information about the methodology used to determine sector- specific best- and worst-case scenario credit ratings, visit https://www.fitchratings.com/site/re/ 10111579

REFERENCES FOR SUBSTANTIALLY MATERIAL SOURCE CITED AS KEY DRIVER OF RATING

The principal sources of information used in the analysis are described in the Applicable Criteria.

Public Ratings with Credit Linkage to other ratings

--BBVA Peru ratings are support driven by Banco Bilbao Vizcaya Argentaria S.A.;

--Scotiabank Peru ratings are support by BNS;

--Cofide's ratings are support driven by Peru;

--Credicorp Ltd ratings are support driven by Banco de Credito del Peru;

--Intercorp Financial Services Inc are support driven by Interbank.

ESG Considerations

Unless otherwise disclosed in this section, the highest level of ESG credit relevance is a score of '3'. This means ESG issues are credit-neutral or have only a minimal credit impact on the entity, due to either their nature or the way in which they are being managed by the entity. For more information on Fitch's ESG Relevance Scores, visit www.fitchratings.com/esg.

Fitch Ratings Analysts

Ricardo Aguilar
Director
Primary Rating Analyst
+52 81 4161 7086
Fitch Mexico S.A. de C.V. Prol. Alfonso Reyes No. 2612, Edificio Connexity, Piso 8, Col. Del Paseo Residencial, Monterrey 64920

Robert Stoll
Director
Primary Rating Analyst
+1 212 908 9155
Fitch Ratings, Inc. Hearst Tower 300 W. 57th Street New York, NY 10019

Andres Marquez
Senior Director
Secondary Rating Analyst
+57 601 241 3254

Sergio Pena
Director
Secondary Rating Analyst
+57 601 241 3233

Larisa Arteaga
Director
Secondary Rating Analyst
+57 601 241 3270

Theresa Paiz-Fredel
Senior Director
Committee Chairperson
+1 212 908 0534

Media Contacts

Elizabeth Fogerty
New York
+1 212 908 0526
elizabeth.fogerty@thefitchgroup.com

Rating Actions

ENTITY/DEBT	RATING			RECOVERY	PRIOR
Banco Interamericano de Finanzas S.A.	LT IDR	BB+	Affirmed		BB+
	ST IDR	B	Affirmed		B
	LC LT IDR	BB+	Affirmed		BB+
	LC ST IDR	B	Affirmed		B
	Viability	bb+	Affirmed		bb+
	Government Support	bb-	Affirmed		bb-
Credicorp Ltd.	LT IDR	BBB	Affirmed		BBB
	ST IDR	F2	Affirmed		F2
• senior unsecured	LT	BBB	Affirmed		BBB
Banco BBVA Peru	LT IDR	BBB	Affirmed		BBB
	ST IDR	F2	Affirmed		F2

ENTITY/DEBT	RATING			RECOVERY	PRIOR
	LC LT IDR	BBB	Affirmed		BBB
	LC ST IDR	F2	Affirmed		F2
	Viability	bbb	Affirmed		bbb
	Shareholder Support	bbb	Affirmed		bbb
• subordinated	LT	BB+	Affirmed		BB+
Corporacion Financiera de Desarrollo S.A. (COFIDE)	LT IDR	BBB	Affirmed		BBB
	ST IDR	F2	Affirmed		F2
	LC LT IDR	BBB	Affirmed		BBB
	LC ST IDR	F2	Affirmed		F2
	Government Support	bbb	Affirmed		bbb
• senior unsecured	LT	BBB	Affirmed		BBB
• subordinated	LT	BB+	Affirmed		BB+
Intercorp Financial Services Inc	LT IDR	BBB-	Affirmed		BBB-

ENTITY/DEBT	RATING			RECOVERY	PRIOR
	ST IDR	F3	Affirmed		F3
	LC LT IDR	BBB-	Affirmed		BBB-
	LC ST IDR	F3	Affirmed		F3
• senior unsecured	LT	BBB-	Affirmed		BBB-
Banco Internacional del Peru S.A.A. - Interbank	LT IDR	BBB	Affirmed		BBB
	ST IDR	F3	Affirmed		F3
	LC LT IDR	BBB	Affirmed		BBB
	LC ST IDR	F3	Affirmed		F3
	Viability	bbb	Affirmed		bbb
	Government Support	bbb-	Affirmed		bbb-
• senior unsecured	LT	BBB	Affirmed		BBB
• subordinated	LT	BB+	Affirmed		BB+
Banco de Credito del Peru S.A.	LT IDR	BBB	Affirmed		BBB

ENTITY/DEBT	RATING			RECOVERY	PRIOR
	ST IDR	F2	Affirmed		F2
	LC LT IDR	BBB	Affirmed		BBB
	LC ST IDR	F2	Affirmed		F2
	Viability	bbb	Affirmed		bbb
	Government Support	bbb-	Affirmed		bbb-
• senior unsecured	LT	BBB	Affirmed		BBB
Scotiabank Peru S.A.A.	LT IDR	BBB+	Affirmed		BBB+
	ST IDR	F1	Affirmed		F1
	LC LT IDR	A-	Affirmed		A-
	LC ST IDR	F1	Affirmed		F1
	Viability	bbb	Affirmed		bbb
	Shareholder Support	bbb+	Affirmed		bbb+
• subordinated	LT	BBB	Affirmed		BBB

RATINGS KEY	OUTLOOK	WATCH

POSITIVE

NEGATIVE

EVOLVING

RATINGS KEY	OUTLOOK	WATCH

STABLE

Applicable Criteria

Bank Rating Criteria (pub.07 Sep 2022) (including rating assumption sensitivity)
Future Flow Securitization Rating Criteria (pub.27 Apr 2022) (including rating assumption sensitivity)
Additional Disclosures

Solicitation Status
Endorsement Status

Banco BBVA Peru	EU Endorsed, UK Endorsed

Banco de Credito del Peru S.A.	EU Endorsed, UK Endorsed

Banco Interamericano de Finanzas S.A.	EU Endorsed, UK Endorsed

Banco Internacional del Peru S.A.A. - Interbank	EU Endorsed, UK Endorsed

Corporacion Financiera de Desarrollo S.A. (COFIDE)	EU Endorsed, UK Endorsed

Credicorp Ltd.	EU Endorsed, UK Endorsed

Intercorp Financial Services Inc	EU Endorsed, UK Endorsed

Scotiabank Peru S.A.A.	EU Endorsed, UK Endorsed

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